Exhibit 99.2
NICE Introduces NEVA@home to Drive Immediate Impact on Service Excellence for Work at Home Employees

Complimentary NEVA licenses and predefined use cases packaged with professional services help organizations rapidly create automations to support employees and realize value in days

Hoboken, N.J., May 18, 2020 – NICE (Nasdaq: NICE) today announced the launch of NEVA@home, helping organizations make it easy for their employees to provide continued service excellence even when working remotely. Additionally, NICE has made available the NEVA Starter Kit, to help organizations get up and running with NEVA on every employee desktop and realize value within days. The starter kit includes complimentary NEVA licenses and preconfigured use cases for three months, upon purchase of professional services, so organizations can quickly experience the benefits of automation during this time of dynamic change. As organizations adapt their plans to effectively address the challenges posed by the current situation, quickly deploying robotic automation via NEVA@home boosts employee engagement, driving exceptional, consistent service delivery from home.

The current pandemic has triggered multiple challenges and operational complexities for organizations, impacting business continuity, productivity, and serviceability. They need to ensure employees rapidly adjust to working remotely and adapt to new obstacles these dynamic times bring. In addition, they must also enable employees to deliver efficient, consistent service experiences while handling a wider range and higher volume of customer requests. Although there is an immediate need to address this new reality, there is also a universal realization that the workplace will be forever changed. As such, organizations acknowledge that they need to embrace a new work model for the foreseeable future and adapt it to longer-term plans.

NEVA@home  addresses current operational challenges while helping ease the path to increasing the automation footprint as needed in the future. NEVA@home is designed to support remote operational complexities from both the enterprise and employee perspectives in the following ways:

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Real-time, contextual guidance for each employee on their desktop: Employees are empowered to handle customer requests consistently, stay in compliance, provide offers at relevant times and keep service levels up.

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Rapid adaptation to new guidelines and policies:  New automation and guidance flows can be quickly and intuitively created using NICE's Automation Design tool. These can also be pushed directly onto employees' desktops for fast communication of changing scripts and guidelines.

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On-screen training: In this time when classroom training sessions are not a possibility, NEVA enables training on the areas employees need to improve upon via step-by-step guidance callouts directly on their screens.

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Information compilation: Quickly gathering vital information and presenting on the screen for each call, NEVA saves employees a considerable amount of time otherwise wasted on navigating multiple applications.

•	Quick call wrap up activities: NEVA also automates call notes and after-call tasks, preventing back-office backlogs.

Barry Cooper, NICE Enterprise Group President, said, "While organizations are adapting to functioning in these dynamic times, they continue to be faced with deeper operational complexities. These include ensuring service consistency, helping provide relevant and timely answers to customers and engaging employees so they continue performing at their best from home. NEVA@home and the starter kit provide an effective way for organizations to gain rapid, immediate value from automation and to more broadly benefit their organization over the long term."

For more information about NEVA@home, please click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.